Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2021 Stock Option and Incentive Plan, as amended and restated, the 2021 Employee Stock Purchase Plan, as amended and restated, the Stock Option Inducement Awards, and the Restricted Stock Unit Inducement Awards of Disc Medicine, Inc. of our reports dated February 26, 2026, with respect to the consolidated financial statements of Disc Medicine, Inc. and the effectiveness of internal control over financial reporting of Disc Medicine, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 26, 2026